UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Commission file number 1-15226

ENCANA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares

(Title of Class of Securities)

292505104

(CUSIP Number of Class of Securities)

Terence Trinh

Encana Corporation

Suite 4400, 500 Centre Street S.E., P.O. Box 2850

Calgary, Alberta, Canada, T2P 2S5

(403) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Andrew J. Foley

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 10, 2019, Encana Corporation (the “Corporation”) issued a news release announcing its intention to commence a substantial issuer bid (“SIB”) in July 2019. A copy of the news release is attached as Exhibit 99.1 to this Schedule TO.

The news release is for informational purposes only and is not intended to and does not constitute an offer to purchase nor a solicitation of an offer to sell the Corporation’s common shares. The SIB has not yet commenced. On the commencement date of the SIB, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by the Corporation with the United States Securities and Exchange Commission (the “SEC”). The solicitation and the offer to purchase the common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the tender offer statement and related documents filed with the SEC (in each case, when available) at the website maintained by the SEC at www.sec.gov or by requesting those materials from the depositary for the SIB, which will be named in the tender offer statement. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Item 12.	Exhibits

Exhibit No.	Exhibit Description
99.1	News Release dated June 10, 2019

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